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ROBERT COLESCOTT

We negotiated the price of this incredible offering in a private transaction, and are offering it for $330,000. Check out three reasons why this work stands out as a potentially attractive opportunity.

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1

Colescott's Auction Record

$15.3 MILLION TOP PRICE

In 2021, Colescott's painting George Washington Carver Crossing the Delaware: Page from an American History Textbook sold for $15.3 million at Sotheby's, breaking his existing record of $750k.



2

Successful Price Appreciation

CONSISTENT GROWTH ON SIMILAR WORKS

Each painting is unique, but a similar work to our painting has seen consistent appreciation across multiple sales since 1996. Overall, similar works have appreciated at a rate of 12.5% from 1996 to 2024.



$500,000
$400,000
$300,000
$200,000
$100,000
$0
$18.4k
$150k
$486k
1996
2018
2021

3

Immense Prestige

TRAILBLAZING ARTIST, MUSEUM LEGEND

In 1997, Colescott became the first African American artist to represent the United States with a solo show at the Venice Biennale. Since then, he's been collected by numerous prestigious museums, including the Met, the MoMA, the National Gallery of Art, and the Whitney.


MoMA

July 7, 2007–September 17, 2007. IN2011.34. Photograph by Jonathan Muzikar.

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the SEC. As such, no offer consideration is currently being solicited or accepted and any such offers may be revoked before notice of SEC qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Record work (George Washington Carver Crossing the Delaware: Page from an American History Textbook) not included in set of similar sales to Live Offering (Masterworks 473) which comprise paintings by Robert Colescott with the following criteria: 1970s works on canvas that measure between 40 inches by 40 inches and 90 inches by 90 inches, the set excludes works with horizontal composition. The set excludes Miscegenation (1975) for quality.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Similar sales prices are shown with auction house buyer's premium.

Museum affiliation with artists is not an endorsement of Masterworks.

We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

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